Filed by The Chiba Bank, Ltd.

Pursuant to Rule 425 under the U.S. Securities Act of 1933

Subject Companies: The Chiba Kogyo Bank, Ltd. (File Number: 132-02880)

and The Chiba Bank, Ltd. (File Number: 132-02879)

Dated September 30, 2026

September 30, 2026

To whom it may concern:

Company Name	The Chiba Bank, Ltd.
Name of Representative	Tsutomu Yonemoto, President and Group Chief Executive Officer (CEO)
(Securities code: 8331; Tokyo Stock Exchange, Prime Market)
Contact for Inquiries	Shinichi Ito, Managing Executive Officer and General Manager of Corporate Planning Division TEL: +81-43-245-1111

Notice Concerning Amendments to Restricted Stock Remuneration Plans

As disclosed in the press release entitled “Announcement Regarding the Introduction of Restricted Stock Remuneration Plan” dated May 10, 2021, The Chiba Bank, Ltd. (“Chiba Bank”) introduced a restricted stock remuneration plan (“Plan I”) for directors of the Chiba Bank excluding outside directors (the “Eligible Directors”). In addition, as disclosed in the press release entitled “Chiba Bank Announces Introduction of Performance-Linked Restricted Stock Remuneration Plan” dated March 22, 2024, Chiba Bank introduced a performance-linked restricted stock remuneration plan (“Plan II”) (Plan I and Plan II are hereinafter collectively referred to as the “Plans”) for the Eligible Directors. In addition, as described in the press release entitled “Preparation of Share Transfer Plan for Establishment of Joint Holding Company (Joint Share Transfer) Between The Chiba Bank, Ltd. and The Chiba Kogyo Bank, Ltd.” separately disclosed today, based on the Management Consolidation Agreement executed by and between Chiba Bank and The Chiba Kogyo Bank, Ltd. (“Chiba Kogyo Bank”) (Chiba Bank and Chiba Kogyo Bank are hereinafter collectively referred to as the “Banks”) on March 25, 2026 (the “Management Consolidation Agreement”), the Banks plan to establish a company named “Chiba Financial Group, Inc.” (the “Joint Holding Company”) as the wholly owning parent company of the Banks through a joint share transfer (the “Share Transfer”) on April 1, 2027 (the “Effective Date”), subject to obtaining approval at the respective shareholders meetings of the Banks and authorizations and other permissions by relevant authorities. In connection therewith, at the board of directors meeting held today, Chiba Bank reviewed the remuneration system for its directors and its board of directors resolved to propose the amendments to the Plans to an extraordinary general meeting of shareholders (the “Extraordinary General Meeting of Shareholders”) scheduled for December 23, 2026. Accordingly, Chiba Bank hereby announces as follows:

Details

1.	Purpose of amendments to the Plans

At the 115th Ordinary General Meeting of Shareholders held on June 25, 2021, Chiba Bank obtained approval for, among other matters, (i) the total amount of monetary claims to be paid to the Eligible Directors for restricted stock under Plan I not to exceed ¥140 million per year and (ii) the total number of shares of common stock to be issued or disposed of by Chiba Bank under Plan I not to exceed 500,000 shares per year, for the purpose of providing the Eligible Directors with incentives for the sustainable improvement of Chiba Bank’s corporate value and further promoting value sharing with shareholders. In addition, at the 118th Ordinary General Meeting of Shareholders held on June 26, 2024, Chiba Bank obtained approval for, among other matters, (i) the partial amendments of Plan I, (ii) the introduction of Plan II, in order to clarify the linkage between the remuneration of directors and Chiba Bank’s performance and share value, provide incentives to achieve the performance targets set in Chiba Bank’s mid-term plan and the continued improvement of corporate value by improving Chiba Bank’s performance over the medium to long term, and further promote value sharing with shareholders, and (iii) (a) the total amount of monetary claims to be paid to the Eligible Directors for restricted stock under the Plans not to exceed ¥140 million per year and (b) the total number of shares of common stock to be issued or disposed of by Chiba Bank under the Plans not to exceed 500,000 shares per year.

Chiba Bank has determined that if the proposal regarding the share transfer plan with Chiba Kogyo Bank (the “Management Consolidation Proposal”) is approved and adopted as originally proposed at the Extraordinary General Meeting of Shareholders, even after Chiba Bank becomes a wholly owned subsidiary of the Joint Holding Company, continuing to impose transfer restrictions on the restricted stock previously granted to the Eligible Directors will provide incentives for the Eligible Directors for the sustainable improvement of the Joint Holding Company’s corporate value and further promote value sharing with shareholders. Accordingly, Chiba Bank has decided to partially amend the Plans as described below.

2.	Outline of and Conditions for the Amendments to the Plans

Under the existing Plans, in light of the substantial change in the incentive structure between a corporation and its eligible directors in the event of a merger or other organizational restructuring, etc., Chiba Bank has obtained shareholders’ approval of the inclusion of the following provisions in the restricted stock allotment agreements. In summary: (i) with respect to Plan I, if, during the transfer restriction period, a merger agreement whereby Chiba Bank becomes the non-surviving party to the merger, a share exchange agreement or share transfer plan whereby Chiba Bank becomes a wholly owned subsidiary of another party, or any other matter relating to organizational restructuring, etc. is approved at a shareholders’ meeting of Chiba Bank (or by the board of directors of Chiba Bank if approval at a shareholders’ meeting of the Chiba Bank is not required with respect to such organizational restructuring, etc.), Chiba Bank shall, by resolution of the board of directors, remove the transfer restriction prior to the effective date of such organizational restructuring, etc. with respect to the number of shares of restricted stock reasonably determined by taking into account the period from the commencement date of the transfer restriction period to the date of approval of such organizational restructuring, etc. In such case, Chiba Bank shall automatically acquire, without compensation, any shares of restricted stock for which the transfer restriction has not yet been removed immediately after the removal of the transfer restriction; and (ii) with respect to Plan II, if, during the transfer restriction period, a merger agreement whereby Chiba Bank becomes the non-surviving party to the merger, a share exchange agreement or share transfer plan whereby Chiba Bank becomes a wholly owned subsidiary of another party, or any other matter relating to organizational restructuring, etc. is approved at a shareholders’ meeting of Chiba Bank (or by the board of directors of Chiba Bank if approval at a shareholders’ meeting of Chiba Bank is not required with respect to such organizational restructuring, etc.), Chiba Bank shall, by resolution of the board of directors, remove the transfer restriction prior to the effective date of such organizational restructuring, etc. with respect to all of the shares of restricted stock.

The proposed amendments are intended to continue the transfer restrictions on the restricted stock previously granted to the Eligible Directors after the Share Transfer becomes effective. To that end, the following proviso will be added to each of the provisions described in (i) and (ii) above: “provided, however, that the foregoing shall not apply if, in connection with a merger agreement whereby Chiba Bank becomes the non-surviving party to the merger, a share exchange agreement or share transfer plan whereby Chiba Bank becomes a wholly owned subsidiary of another party, or any other organizational restructuring, etc. (the “Organizational Restructuring, etc.”), a corporation involved in the Organizational Restructuring, etc. other than Chiba Bank delivers shares of such corporation (limited to shares that will be subject to transfer restrictions) to the Eligible Directors.” The amendments will also include other necessary revisions and will be subject to approval by shareholders at the Extraordinary General Meeting of Shareholders.

If the proposal concerning the amendments to the Plans is approved and adopted at the Extraordinary General Meeting of Shareholders, Chiba Bank plans to take the prescribed procedures in accordance with the methods stipulated in the restricted stock allotment agreements relating to the restricted stock previously granted to the Eligible Directors, so that the substance of the amendments will also be reflected in those agreements. In addition, if the Management Consolidation Proposal is approved and adopted as originally proposed at the Extraordinary General Meeting of Shareholders, Chiba Bank’s contractual status and its rights and obligations under those restricted stock allotment agreements will be transferred to and assumed by the Joint Holding Company to be established upon the share transfer plan for the Share Transfer becoming effective on April 1, 2027. Furthermore, if the Management Consolidation Proposal and the proposal concerning the amendments to the Plans are approved at the Extraordinary General Meeting of Shareholders, the Joint Holding Company plans to introduce for its directors (excluding directors who are members of the audit and supervisory committee and outside directors) a restricted stock remuneration plan similar to the Plans.

3.	Other Matters

Except for the amendments described above, there will be no changes to the Plans. For details of the Plans, please refer to the press releases entitled “Announcement Regarding the Introduction of Restricted Stock Remuneration Plan” dated May 10, 2021, and “Chiba Bank Announces Introduction of Performance-Linked Restricted Stock Remuneration Plan” dated March 22, 2024.

End

Regarding the U.S. Securities Act

If the Share Transfer is executed, the Banks plan to file a Form F-4 registration statement (“Form F-4”) with the U.S. Securities and Exchange Commission (“SEC”) in connection with the Share Transfer. If a Form F-4 is filed, the Form F-4 will include a prospectus and other documents. If a Form F-4 is filed and becomes effective, the prospectus filed as part of the Form F-4 will be sent to U.S. shareholders of the Banks before the date of the shareholders meetings at which the Share Transfer will be voted upon. The Form F-4 and prospectus will, if the Form F-4 is filed, contain material information, including information about the Banks, the Share Transfer, and other related information. U.S. shareholders to whom the prospectus is distributed are requested to carefully read the Form F-4, prospectus, and other documents that are planned to be filed with the SEC in connection with the Share Transfer before exercising voting rights in relation to the Share Transfer at the relevant bank’s shareholders meeting. All documents filed with the SEC in connection with the Share Transfer will be made available, free of charge, on the SEC’s website (www.sec.gov) after they are filed. These documents will be provided free of charge upon request. Requests for delivery may be made to Chiba Bank, Corporate Planning Division (+81-43-245-1111).

Cautionary Statement Concerning Forward-Looking Statements

This document contains forward-looking statements regarding a management consolidation between the Banks and its outcome. These forward-looking statements are presented using the words “anticipate,” “aim,” “will,” “risk,” “might,” and other similar expressions or by descriptions regarding strategies, goals, plans, intentions, or the like. A number of factors might cause the Banks’ actual respective business performances to differ materially from the forward-looking statements contained herein.

The Banks do not bear any obligation to update and publicly announce any forward-looking statements after the date of this document. Investors are requested to refer to any further disclosures made by the Banks (or the post-management consolidation group) in public announcements in Japan and SEC filings.

Examples of risks, uncertainties, and other factors indicated above include, but are not limited to, those set out below.

-	Failure to obtain the necessary shareholder meeting approval for the Share Transfer
-	Failure to obtain the necessary permits and approvals for the Share Transfer, or failure to fulfill other terms and conditions for the execution of the Share Transfer
-	Impact of changes in laws, accounting standards, or the business environment applicable to the Banks
-	Challenges in implementing the business strategies of the Banks
-	Impact of changes in general economic or industry conditions, including financial market instability
-	Other risks related to the execution of the Share Transfer

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